Exhibit 99.1

PRESS RELEASE

Inventiva secures a €50 million credit facility from the
European Investment Bank

►	This credit facility is intended to support the progress and expansion of Inventiva’s pipeline

►	The credit facility consists of two tranches of €25 million each

►	Credit agreement is part of the European Investment Bank’s strategy to support biotech companies developing a high-level of expertise in various therapeutic areas with significant unmet medical needs

Daix (France), Long Island City (New York, United States), May 16, 2022 – Inventiva (Euronext Paris and Nasdaq: IVA) (the “Company”), a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of patients with non-alcoholic steatohepatitis (NASH) and other diseases with significant unmet medical needs, today announced the signing of a €50 million bullet credit facility agreement with the European Investment Bank (“EIB”). The Company plans to use the facility toward its preclinical and clinical pipeline, including to help fund a portion of its Phase III clinical trial of lanifibranor in patients with NASH.

The facility is divided into two tranches of €25 million each. The disbursement of the first tranche (“Tranche A”) is subject to the completion of certain conditions precedent specified in the credit facility agreement. The second tranche (“Tranche B”) is subject to the full drawdown of Tranche A in addition to the achievement of certain conditions precedents. The maturity date of any borrowings under the facility is four years after disbursement of Tranche A and three years after disbursement of Tranche B. It is therefore expected that the reimbursement of the interests and capital of this credit facility will happen after the publication of the headline results of the part 1 of the Phase III clinical trial of lanifibranor in patients with NASH, which are expected in the second half of 2024.

Jean Volatier, Chief Financial Officer of Inventiva, stated: “We are very pleased with this credit facility, one of the largest granted by the EIB to a biotech. We expect to use any borrowings under the facility to support further development of our pipeline, especially the clinical development of lanifibranor to seek accelerated approval in the US and conditional approval in the EU.”

“EIB is proud to finance a European biotech company that is at the forefront of innovation in its field and embodies Europe's dynamism in the development of new treatments, said Ambroise Fayolle, Vice-President of the European Investment Bank. The expertise developed by Inventiva is all the more necessary as it aims to develop breakthrough treatments for patients suffering from NASH and other diseases with unmet medical needs today."

In addition to capitalized interest of 8% for Tranche A and 7% for Tranche B, Inventiva will issue warrants to the benefit of the EIB in varied amounts according to the relevant tranche, the amount of equity raised or the amount of cash received in the context of a partnership or other transaction and the average price per share paid by investors in the context of the equity raise1 .

The strike price of each warrant will be equal to 95% of the volume weighted average of the trading price of Inventiva’s ordinary shares over a number of trading days preceding the day the issue price is set. The warrants will have a term of 12 years and become exercisable upon the maturity of Tranche A or upon the occurrence of

1 Or in the absence of share issuance for the first tranche, the average price per share over the last 90 trading days preceding the subscription of the warrants.

PRESS RELEASE

certain events (e.g., change of control, event of default repayment demand), thus avoiding dilution for existing shareholders in the near term.

At the maturity of Tranche A or upon the occurrence of certain events, the EIB will be granted an option to sell its warrants to Inventiva for an amount equal to the difference between the fair market value and the exercise price of the warrants2, as an alternative to the exercise of the warrants.

About the European Investment Bank (EIB)

The EIB is the European Union (EU) long-term financing institution, and its shareholders are the 27 EU Member States. Its mission is to contribute to the integration, balanced development, and economic and social cohesion of EU Member States. It borrows large volumes of funds from the capital markets and lends them with very favourable terms to support projects which contribute to the achievement of EU objectives. The EIB is working to put the EU at the forefront of the next wave of innovation, especially in the health sector. In response to the Covid-19 health crisis, the EIB has released €6 billion for investments in the health sector to support medical infrastructure, additional research activities or other financing related to vaccines and treatments. As a European bank supporting the climate, the EIB is one of the main fund providers in the green transition towards a more low-carbon and sustainable growth model.

About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the research and development of oral small molecule therapies for the treatment of patients with NASH and other diseases with significant unmet medical needs. The Company benefits from a strong expertise and experience in the domain of compounds targeting nuclear receptors, transcription factors and epigenetic modulation. Inventiva’s lead product candidate, lanifibranor, is currently in a pivotal Phase III clinical trial, NATiV3, for the treatment of adult patients with NASH, a common and progressive chronic liver disease for which there are currently no approved therapies.

The Company has established a strategic collaboration with AbbVie in the area of autoimmune diseases that resulted in the discovery of the drug candidate cedirogant (ABBV-157), an oral RORg inverse agonist which is being evaluated in a Phase IIb clinical trial, led by AbbVie, in adult patients with moderate to severe chronic plaque psoriasis. Inventiva’s pipeline also includes odiparcil, a drug candidate for the treatment of adult mucopolysaccharidoses (MPS) VI patients. As part of Inventiva’s decision to focus clinical efforts on the development of lanifibranor, it suspended its clinical efforts relating to odiparcil and is reviewing available options with respect to its potential further development. Inventiva is in the process of selecting an oncology development candidate for its Hippo signalling pathway program.

The Company has a scientific team of approximately 80 people with deep expertise in the fields of biology, medicinal and computational chemistry, pharmacokinetics and pharmacology, and clinical development. It owns an extensive library of approximately 240,000 pharmacologically relevant molecules, approximately 60% of which are proprietary, as well as a wholly-owned research and development facility.

Inventiva is a public company listed on compartment C of the regulated market of Euronext Paris (ticker: IVA - ISIN: FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA). www.inventivapharma.com.

2 Subject to a cap equal to the aggregate amount disbursed under the credit facility agreement.

PRESS RELEASE

Contacts

Inventiva Pascaline Clerc VP of Global External Affairs media@inventivapharma.com +1 240 620 9175	Brunswick Group Laurence Frost / Tristan Roquet Montegon / Aude Lepreux Media relations inventiva@brunswickgroup.com +33 1 53 96 83 83	Westwicke, an ICR Company Patricia L. Bank Investor relations patti.bank@westwicke.com +1 415 513 1284

Important Notice

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release are forward-looking statements. These statements include, but are not limited to, forecasts and estimates with respect to Inventiva’s pre-clinical programs and clinical trials, clinical trial data releases, including for part 1 of the Phase III clinical trial of lanifibranor in patients with NASH, pipeline and preclinical and clinical development plans, reaching anticipated milestones and conditions precedent for Tranche A and/or Tranche B, potential future financings and strategic transactions, milestone payments, royalties and product sales, future activities, expectations, plans, growth and prospects of Inventiva and the sufficiency of Inventiva’s cash resources and cash runway. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will”, “would”, “could”, “might”, “should”, and “continue” and similar expressions. Such statements are not historical facts but rather are statements of future expectations and other forward-looking statements that are based on management's beliefs. These statements reflect such views and assumptions prevailing as of the date of the statements and involve known and unknown risks and uncertainties that could cause future results, performance or future events to differ materially from those expressed or implied in such statements. Future events are difficult to predict and may depend upon factors that are beyond Inventiva's control. There can be no guarantees with respect to pipeline product candidates that the clinical trial results will be available on their anticipated timeline, that future clinical trials will be initiated as anticipated, that product candidates will receive the necessary regulatory approvals, or that any of the anticipated milestones by Inventiva or its partners will be reached or that conditions precedent to receive funds under the credit facility will be met on their expected timeline, or at all. Actual results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates, due to a number of factors, including that Inventiva is a clinical-stage company with no approved products and no historical product revenues, Inventiva has incurred significant losses since inception, Inventiva has a limited operating history and has never generated any revenue from product sales, Inventiva will require additional capital to finance its operations, Inventiva's future success is dependent on the successful clinical development, regulatory approval and subsequent commercialization of current and any future product candidates, preclinical studies or earlier clinical trials are not necessarily predictive of future results and the results of Inventiva's clinical trials may not support Inventiva's product candidate claims, Inventiva may encounter substantial delays in its clinical trials or Inventiva may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities, enrolment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside Inventiva's control, Inventiva's product candidates may cause adverse drug reactions or have other properties that could delay or prevent their regulatory approval, or limit their commercial potential, Inventiva faces substantial competition and Inventiva’s business, and preclinical studies and clinical development programs and timelines, its financial condition and results of operations could be materially and adversely affected by the current COVID-19 pandemic and geopolitical events, such as the conflict between Russia and Ukraine, which could delay the initiation, enrolment and completion of Inventiva’s clinical trials on anticipated timelines or at all. Given these risks and uncertainties, no representations

PRESS RELEASE

are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Please refer to the Universal Registration Document for the year ended December 31, 2021 filed with the Autorité des Marchés Financiers on March 11, 2022 and the Annual Report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission on March 11, 2022 for additional information in relation to such factors, risks and uncertainties.

All information in this press release is as of the date of the release. Except as required by law, Inventiva has no intention and is under no obligation to update or review the forward-looking statements referred to above.

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